Exhibit 99.1

OROMIN EXPLORATIONS LTD.

Interim Consolidated Financial Statements

Three months ended May 31, 2010

(Unaudited – Prepared by Management)

Unaudited Interim Financial Statements

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the interim unaudited consolidated financial statements for the period ended May 31, 2010.

Oromin Explorations Ltd.
Consolidated Balance Sheets as at
(Unaudited – Prepared by Management)

	May 31, 2010	February 28, 2010 (audited)

ASSETS

Current
Cash	$6,075,291	$13,104,968
Receivables	294,861	222,815
Investments (Note 4)	59,895	89,843
Prepaid expenses and deposits	378,567	63,855
	6,808,614	13,481,481

Resource properties (Note 5)	60,903,177	54,013,565
Advances to joint venture	100,101	36,374
Contractor deposits	183,085	274,007
Equipment and fixtures	152,137	163,971
Performance bond – restricted cash	20,192	43,025
	$68,167,306	$68,012,423

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$2,201,122	$1,700,992

Shareholders’ equity
Capital stock (Note 6)
Authorized
An unlimited number of common shares without par value
Issued: 102,909,885 common shares (February 28, 2010 – 102,834,885)	82,926,460	82,876,200
Contributed surplus (Note 6)	11,490,434	11,244,638
Accumulated other comprehensive loss	(311,456)	(281,507)
Deficit	(28,139,254)	(27,527,900)
	65,966,184	66,311,431
	$68,167,306	$68,012,423

Commitments – Note 12

Oromin Explorations Ltd.
Consolidated Statements of Operations
(Unaudited – Prepared by Management)

		Three months Ended May 31, 2010		Three months Ended May 31, 2009

EXPENSES
Amortization		$12,634		$12,658
Filing and transfer fees		21,979		2,152
Office and rent		77,604		64,894
Professional and consulting fees		80,976		88,132
Salaries and benefits		135,325		115,015
Stock-based compensation (Note 8)		266,056		-
Travel and public relations		72,861		87,730

		(667,435)		(370,581)

OTHER INCOME (EXPENSE)
Foreign exchange (loss) gain		(46,036)		(245,924)
Project management fees		100,101		135,573
Interest income		2,016		1,463
		56,081		(108,888)

Income (loss) for the period		(611,354)		(479,469)

Other comprehensive gain (loss)
Unrealized gain (loss) on investments (Note 4)		(29,948)		(5,990)

Total comprehensive income (loss) for the period	$	(641,302)	$	(485,459)

Basic and diluted loss per common share		$(0.01)		$(0.01)

Weighted average number of shares outstanding		102,838,146		66,067,606

Oromin Explorations Ltd.
Consolidated Statements of Deficit and Accumulated Other Comprehensive Loss
(Unaudited – Prepared by Management)

	Three months Ended May 31, 2010	Three months Ended May 31, 2009
STATEMENT OF DEFICIT
Balance, beginning of period	$27,527,900	$19,667,581
Net loss (income) for the period	611,354	479,469
Balance, end of period	$28,139,254	$20,147,050

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of period	$281,508	$299,476
Unrealized loss on investments	29,948	5,990

Balance, end of period	$311,456	$305,466

Oromin Explorations Ltd.
Consolidated Statements of Cash Flows
(Unaudited – Prepared by Management)

		Three months Ended May 31, 2010		Three months Ended May 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	$	(611,354)	$	(479,469)
Items not affecting cash
Stock-based compensation		266,056		-
Amortization		12,634		12,658
Foreign exchange loss (gain)		1,120		30,554
Changes in non-cash working capital items:
Accounts payable and accrued liabilities		(256,065)		61,448
Receivables		(49,213)		41,170
Prepaid expenses and deposits		(314,712)		-

		(951,534)		(333,639)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued for cash – net		30,000		-

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on resource properties		(6,133,418)		(3,758,607)
Advance from (to) joint venture		(63,727)		(2,923,112)
Return of contractor deposit		89,802		-
Purchase of equipment		(800)		-
Proceeds of oil and gas farm-out		-		1,615,217

		(6,108,143)		(5,066,502)

Change in cash		(7,029,677)		(5,400,141)
Cash - beginning of period		13,104,968		6,550,450

Cash - end of period		$6,075,291		$1,150,309

Supplemental disclosure with respect to cash flows – Note 10

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2010

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated on January 25, 1980 under the Company Act of British Columbia.

The Company is in the business of exploring its resource properties and its current mineral exploration activities are in the pre-production stage. Consequently, the Company defines itself to be in the exploration stage. The recoverability of the Company’s expenditures on resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and future profitable commercial production or proceeds from the disposition thereof.

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. However, the Company has sustained substantial losses from operations since inception and has no current source of revenue. Continued operations of the Company are dependent upon its ability to receive continued financial support, complete public or private equity financings, or generate profitable operations in the future.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information and note disclosure required by generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended February 28, 2010.

3.	SIGNIFICANT ACCOUNTING POLICIES

These interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") confirmed the date for publicly-listed companies to use IFRS replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal year, ended February 28, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the complete financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time. The Company has to date determined that it expects to be able to carry forward its accounting policies in respect of mineral properties, which are among its most significant accounting policies, unchanged under IFRS.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2010

4.	INVESTMENTS

The Company’s investments consist of 1,197,906 shares of Lund Gold Ltd. (“Lund”) with a quoted market value at May 31, 2010 of $0.05 per share or $59,895 in the aggregate. The Company classifies these shares as available for sale, and accordingly any revaluation gains and losses in fair value are included in other comprehensive income or loss for the period until the asset is removed from the balance sheet. During the period ended May 31, 2010 the Company recognized a loss in fair value attributable to the shares of Lund totaling $29,948 charged to other comprehensive income.

5 .	RESOURCE PROPERTIES

	Sabodala, Senegal	Santa Rosa Argentina	Total

Balance, February 28, 2010	$52,910,532	$1,103,033	$54,013,565

Camp operation	315,716	-	315,716
Contractors and geological staff	318,073	-	318,073
Corporate services fee	582,409	-	582,409
Drilling	3,509,307	-	3,509,307
Engineering	1,077,064	-	1,077,064
Exploration office	116,812	16,762	133,574
Land and legal	32,380	15,629	48,009
Sample analysis	502,575	-	502,575
Social programs	48,935	-	48,935
Travel and accommodation	144,379	3,460	147,839
Wages and benefits	203,026	-	203,026
Other	-	3,085	3,085
	6,850,676	38,936	6,889,612
Balance, May 31, 2010	$59,761,208	$1,141,969	$60,903,177

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2010

5.	RESOURCE PROPERTIES (cont’d…)

a)	Sabodala gold project, Senegal

In October 2004 the Company was awarded an exploration concession in Sénégal known as the Sabodala Project and the Company’s rights were formalized in a Mining Convention with the government of Sénégal dated February 17, 2005 and updated thereafter. The Mining Convention grants the Company the sole right to acquire a 100% interest in this project, subject to a 10% free carried interest, after repayment of capital, held in favour of the government of Sénégal. The Sabodala Project is held by Oromin Joint Venture Group Ltd. (“OJVG”), a company incorporated in the British Virgin Islands and owned 43.5% by Sabodala Holding Limited (“SHL”), a company wholly-owned by the Company, 43.5% by Bendon International Ltd. (“Bendon”), an arm’s length private company incorporated in the British Virgin Islands, and 13.0% by Badr Investment & Finance Company (“Badr”), an arm’s length private company based in Saudi Arabia. The Company provides exploration and management services to OJVG for which it may recover a portion of its administration costs. In order to acquire its interest in the Sabodala Property, OJVG was obliged to spend at least US$8 million on exploration of the Sabodala Property by April 17, 2007, a condition which was met in October 2006. In March 2007 the Government of Sénégal granted a 20 month extension, to December 2008, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period and this expenditure has been met. In December 2008 the Government of Sénégal granted a further 12 month extension, to December 22, 2009, to the current Mining Convention conditional on the joint venture spending an additional US$12,000,000 during the extension period. This expenditure was met, and on January 26, 2010 OJVG was granted a mining license.

The mining licence is for a term of fifteen years and will permit OJVG to begin mining operations in accordance with recommendations of a feasibility study currently nearing completion. OJVG is in the process of establishing an operating company to undertake the development of the OJVG Project. The operating company will be owned by OJVG as to 90% and by the Government of Sénégal as to 10%. The interest owned by the Government of Sénégal is fully carried and the Government of Sénégal is also entitled to royalties equal to 3% of net smelter returns plus US$6.50 per ounce of gold produced. Under the terms of the Mining Convention, OJVG is obliged to offer to Sénégalese nationals the right to purchase 25% of such operating company at a price determined by an independent valuator.

OJVG was incorporated in August 2006 in anticipation of the completion of the US$8 million expenditure obligation, and in December 2006, SHL, Bendon and Badr completed a shareholders agreement governing the conduct of OJVG and the Sabodala Project. Under the terms of a prior agreement which has been superseded by the establishment of OJVG, Bendon provided the initial US$2.8 million in exploration expenditures with the Company providing the next US$5.2 million. During the year ended February 28, 2006, the Company incurred exploration and general and administrative costs as project manager and recovered $3,329,267 (US$2.8 million) from Bendon. Following the completion of the US$8 million obligation in October 2006, SHL and Bendon were required to fund and have been funding further exploration and related costs of the Sabodala Project equally; Badr has a free carried interest through the commencement of production.

Effective February 12, 2010 the Company agreed to a renewal of the corporate advisory agreement with Bendon, and committed to make payments totaling US$2,000,000 between April and October 2010. During the three-month period ended May 31, 2010 the Company incurred fees to Bendon of $582,409.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2010

5.	RESOURCE PROPERTIES AND DEFERRED COSTS (continued)

b)	Santa Rosa oil and gas project, Argentina

On May 2, 2008 the government of the Province of Mendoza issued Decree 1018/2008 which under the jurisdiction of the Province of Mendoza formally granted exploration and exploitation rights to the Company’s Argentinean subsidiary, Exploraciones Oromin SA (“EOSA”), over certain oil and gas exploration interests in the Province of Mendoza in central Argentina (the “Santa Rosa Property”) which since 2001 had previously been the subject of an approved bid with the federal government of the Republic of Argentina. Pursuant to the decree EOSA was committed to incur exploration expenditures of a minimum US$600,000 by May 1, 2011, which has occurred.

The Company’s exploration rights will remain in effect for a period of six years from the date of formal acceptance by government authorities and will be converted into exploitation rights for a further period of 25 years if commercial quantities of hydrocarbons are discovered.

During the fiscal year ended February 28, 2010, pursuant to certain agreements with Otto Energy Ltd. (“Otto”), a corporation whose shares trade on the Australian Stock Exchange, Otto acquired a 32.48% joint venture interest in the Santa Rosa Property by contributing an initial amount of US$1,400,000, translated as $1,649,340, for exploration and development of the project. Pursuant to the drill program described below, Otto contributed a further $843,270 as its share of joint venture well costs.

In July 2009 the Santa Rosa project joint venture drilled a wildcat test well at the first selected location on the concession but did not encounter any hydrocarbons. The Company recognized that the dry hole was indicative of probable impairment of certain costs of the Santa Rosa project, and during fiscal 2010 wrote off related costs totaling $2,910,473. EOSA’s drilling expenditure through July 2009 met the requirements, with the exception of annual tenure maintenance payments, to hold the tenure for a six year period ending April 2014. On December 24, 2009 the joint venture with Otto was terminated, such that thereafter the Company holds a 100 per cent interest in the project.

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of Shares	Amount	Contributed Surplus
Authorized
An unlimited number of common shares without par value

Balance as at February 28, 2010	102,834,885	$82,876,200	$11,244,638
Issued for cash on exercise of stock options	75,000	30,000	-
Transfer of contributed surplus on option exercise		20,260	(20,260)
Stock-based compensation	-	-	266,056
Balance as at May 31, 2010	102,909,885	$82,926,460	$11,490,434

7.	WARRANTS

As at May 31, 2010, there were 487,071 share purchase warrants outstanding exercisable at the price of $0.85 per share with the expiry date December 2, 2011.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2010

8.	STOCK OPTIONS

Stock option transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price

Outstanding,
February 28, 2010	9,420,000	$1.92
Granted	860,000	0.65
Exercised	(75,000)	0.40
Expired	(8,121,000)	1.92

Outstanding, May 31, 2010	2,084,000	$1.14
Exercisable, May 31, 2010	1,934,000	$1.18

As at May 31, 2010, the following stock options were outstanding:

Number of Shares	Exercise Price	Expiry Date

84,000	0.35	July 12, 2010
300,000	0.70	September 15, 2010
100,000	0.80	November 22, 2010
30,000	1.90	February 15, 2011
50,000	2.91	May 8, 2012
100,000	2.91	May 9, 2012
50,000	3.25	March 26, 2013
150,000	3.00	May 14, 2013
285,000	1.12	July 10, 2014
75,000	0.90	October 7, 2014
860,000	0.65	March 31, 2015
2,084,000

During the three-month period ended May 31, 2010 the Company granted fully-vested options to acquire 710,000 common shares with a weighted average fair value of $0.37 per option resulting in stock-based compensation expense of $266,056 with a corresponding credit to contributed surplus as set out in Note 6. The fair value of the options was estimated using the Black-Scholes option pricing model, with the following assumptions: expected life of five years, volatility 66.7 per cent, risk-free equivalent yield 2.90 per cent and no dividends. An additional 150,000 options were granted with a vesting schedule ranging from June 30, 2010 to March 31, 2011. The fair value of these options will be calculated and recorded as stock-based compensation expense as these options vest.

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2010

9.	RELATED PARTY TRANSACTIONS

	2010	2009
Professional and consulting fees	$116,060	$121,830
Salaries and benefits	77,190	70,950

Professional and consulting fees and salaries and benefits have been expensed to operations, capitalized to resource properties or recorded as share issue costs, based on the nature of the expenditure.

Included in accounts payable and accrued liabilities at May 31, 2010 is $176,676 (February 28, 2010 -$307,434) due to directors or professional services firms controlled by directors.

On March 1, 2010 the amount of $232,196 accrued in the previous financial year in respect of an indemnification to a senior officer and director was paid.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the three-month period ended May 31, 2010 were as follows:

a)	The Company incurred resource property costs of $2,015,146 through accounts payable;
b)	The Company recorded an allocation of contributed surplus on the exercise of options of $20,260.

The significant non-cash transactions for the three-month period ended May 31, 2009 were as follows:

a)	The Company incurred resource property costs of $3,936,987 through accounts payable.

11.	SEGMENTED INFORMATION

The Company has one operating segment, the exploration of resource properties. The Company’s resource properties and equipment and fixtures are located in the following geographic areas:

	May 31, 2010	February 28, 2010

Sénégal	$59,761,208	$52,910,532
Argentina	1,141,969	1,103,033
Canada	152,137	163,971

	$61,055,314	$54,177,536

Oromin Explorations Ltd.
Notes to the Interim Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended May 31, 2010

12.	COMMITMENTS

Lease

The Company is a joint party to a lease on its office premises in Vancouver, Canada which terminates May 31, 2013. Jointly with a company related by having a number of common directors, the Company is committed to annual lease payments as follow, for the fiscal years ended February 28 or 29:

2011	231,936	For the 12 month fiscal year
2012	238,901	For the 12 month fiscal year
2013	241,280	For the 12 month fiscal year
2014	60,828	For the three months March 1, 2013 to termination

Corporate advisory agreement

The Company is committed to future payments totaling US$1,000,000 pursuant to the 2010 corporate advisory agreement described in Note 5(a). US$500,000 was paid in each of March and April 2010 and two additional payments of US$500,000 each are due in July and October 2010.

13.	SUBSEQUENT EVENT

In June 2010 the Company made a payment of 455,506 Argentinean pesos, approximately $120,000, to agencies of the Government of Mendoza, Argentina for tenure maintenance of the Santa Rosa project for 2010.

Oromin Explorations Ltd.	FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS FOR THE THREE MONTHS ENDED MAY 31, 2010

Introductory Comment and Overview

Oromin Explorations Ltd. is a junior mineral exploration company listed on the Toronto Stock Exchange under the trading symbol “OLE”. The Company is in the business of exploring its resource properties located in Sénégal and in Argentina, with the primary aim of developing them to a stage where they can be exploited at a profit. The Company does not have any producing properties and its current operations are exploratory searches for minerals or hydrocarbons. During the three months ended May 31, 2010, the Company was primarily engaged in the exploration of its OJVG Gold Project in Sénégal; this project was in past periods referred to as the Sabodala Gold Project. The Company holds a 43.5% interest in the OJVG Gold Project through its 43.5% holding in Oromin Joint Venture Group Ltd. (“OJVG”). In the Province of Mendoza, Argentina, Oromin is currently seeking third party participation in its 100 per cent owned Santa Rosa oil & gas concession to drill additional test wells on the very large concession area. In July 2009 the first wildcat well on the concession did not encounter hydrocarbons.

This MD&A is dated July 9, 2010 and discloses specified information up to that date. Unless otherwise cited, references to dollar amounts are Canadian dollars. Throughout this report we refer from time to time to “Oromin”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Oromin Explorations Ltd. which is the reporting issuer in this document. We recommend that readers consult the “Cautionary Statement” on the last page of this report.

Additional information related to the Company, including the news releases cited below under the heading “Overall Performance”, is available for view on SEDAR at www.sedar.com.

Overall Performance

The following is a summary of significant events and transactions immediately prior to and during the three months ended May 31, 2010 and subsequently to the date of this report.

1.	Mining License granted

On February 17, 2010 we announced that the Government of Sénégal had granted OJVG a Mining Licence for the OJVG Gold Project. The licence is for a term of 15 years and is renewable thereafter, and will permit mining operations to begin in accordance with the recommendations of a Feasibility Study currently under final review prior to disclosure.

2.

On March 25, 2010 we announced the appointment of Mr. Abdoul Aziz Sy as Vice President of Sénégal Operations. Mr. Sy is a geological engineer holding both M. Sc. and MBA degrees from the Université du Québec. He has extensive experience in gold exploration and management in Sénégal, and will assist us with in-country supervision of development activities, government liaison, liaison with the proposed construction team, and advisory input on exploration activities. Aziz is a valuable addition to the OJVG technical and managerial team.

3.

We continued our exploration of the OJVG Gold Project throughout the period, with our joint venture partners, continuing and expanding an extensive program of mechanized trenching and reverse circulation and diamond drilling. We added a total of $6.85 million to our investment in the OJVG project in the fiscal quarter, and are continuing with aggressive work schedules. Total joint venture expenditures during the quarter, managed by Oromin, were approximately $12.5 million of which Oromin’s share was $6.25 million. Total project expenditures from inception in April 2005 through April 2010 have now exceeded US$ 100 million.

4.

On April 13, 2010 we provided an exploration update reporting on depth extensions to the Kourouloulou higher grade style gold deposit and an expanded strike length for the Maki Medina bulk tonnage style gold deposit. We also reported that seven drill rigs were committed to the resource expansion campaign at the OJVG project.

5.

On June 2, 2010 we provided an exploration update reporting on significant drill results at the higher grade style Kourouloulou deposit and the Koulouwinde target. We also reported additional results from the Masato, Maki Medina and Niakafiri Souteast bulk tonnage style gold deposits, and from the Kobokoto South and Niakafiri Southwest bulk tonnage style gold targets. We also reported the commencement of drill evaluation of two new targets, the Kinemba and the Koutouniokolla. Drill results are pending.

Oromin Explorations Ltd.
Three months Ended May 31, 2010
Management Discussion and Analysis
Page 2 of 6

Outlook

In the near term, we will continue our exploration activities on the OJVG Gold Project, focusing on completion of the Feasibility Study and ongoing resource expansion. This will include the continued drilling and inclusion of new higher grade gold targets, such as Kourouloulou, Golouma Northwest, Koulouquinde and Kobokoto, and the drilling and inclusion of higher grade down-dip extensions of current Indicated Resources at the Kerekounda, Golouma West and Golouma South deposits The Company is presently examining additional targets on the Santa Rosa oil and gas concession area, and is seeking new partners to fund future work on the project.

We have no material commitments for capital expenditures at the end of our most recent fiscal period, but intend to incur significant additional exploration expenditures on the OJVG project during the fiscal year currently in progress and subsequently. None of our resource properties are in production and therefore do not produce any income. The conclusion of financings totaling $26.9 million in June and December 2009 provided a comfortable level of funding to support our activities to date; however, we expect to access the capital markets in the near future in order to continue the robust pace of exploration and development followed over the past five years.

Our comments in this section “Outlook” are predominantly forward-looking statements as defined by Canadian securities law, and those comments are particularly subject to the “Cautionary Statement” on the last page of this document. There are significant risks that the plans and objectives described in this section may be altered, including, but not limited to, the effects of a material deterioration in the price of gold or other adverse change in the capital market’s perception of mining exploration companies’ valuations or that of our company in particular.

Summary of Quarterly Results
	Three Months Ended May 31, 2010	Three Months Ended February 28, 2010	Three Months Ended November 30, 2009	Three Months Ended August 31, 2009	Three Months Ended May 31, 2009	Three Months Ended February 28, 2009	Three Months Ended November 30, 2008	Three Months Ended August 31, 2008
Total assets	$68,167,306	$68,012,423	$61,702,913	$64,952,046	$50,770,794	$49,368,607	$48,290,046	$47,902,708
Resource properties and deferred costs	60,903,177	54,013,565	50,648,951	47,021,509	44,261,851	40,292,264	36,204,517	31,834,611

Working capital	4,607,492	11,780,489	8,381,583	5,041,973	(2,828,239)	4,496,466	9,571,288	13,594,817
Shareholders’ equity	65,966,184	66,311,431	60,300,121	61,508,139	46,550,789	47,036,248	46,256,440	45,916,040
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net earnings (loss)	(611,354)	(211,331)	(1,387,818)	(5,781,700)	(479,470)	545,408	398,069	(510,118)
Earnings (loss) per share	(0.01)	(0.00)	(0.01)	(0.07)	(0.01)	0.01	0.00	(0.01)

Results of Operations

Oromin’s management believes that the most relevant measures of the results of operations for an exploration stage company are found in the statement of cash flows.

Our statement of cash flows portrays in fiscal 2009 and 2010 robust programs of resource project expenditure, which is after all the business we are in as an exploration company. Our first quarter cash outlays on our mineral projects were $6.1 million in fiscal 2010 and $3.8 million in fiscal 2009.

Net of the large but non-cash item stock-based compensation, our expenses for the fiscal quarter ended May 31, 2010 were approximately $400,000, up about 8% from approximately $370,000 in the preceding year’s first quarter. Filing and transfer, office and rent, and salary and benefits costs increased, reflecting the Company’s greater use of office and administrative resources. Reductions occurred in professional fees and travel and public relations costs. We expect our general levels of costs to continue in the current fiscal year in progress, and in subsequent years, as the OJVG Gold Project continues to mature.

Oromin Explorations Ltd.
Three months Ended May 31, 2010
Management Discussion and Analysis
Page 3 of 6

We experienced a major reduction in negative foreign exchange effects, attributable to the reduced scope of volatility in the U.S. dollar affecting our holdings of USD monetary balances.

Discussion

The operating results of exploration stage resource companies are capable of demonstrating wide variations from period to period. Among other matters, stock-based compensation recognized on the grant of incentive options, and write-downs of property interests, can and do create very wide fluctuations. Other than the factors leading to changes in managerial and administrative costs discussed above, management of Oromin does not believe that meaningful information about the Company’s operations can be derived from an analysis of quarterly variances in more detail than presented in the financial statements.

Liquidity

The financings completed in June and December 2009 provided a significant cash position to the Company through the current date. As stated above, we expect to access the capital markets in the near term to provide funding for continuing aggressive levels of exploration and development spending at the OJVG gold project in Sénégal. Our successes in equity financings in 2009 are suggestive that we will be able to continue to do this.

Capital Resources

The financings completed in June and December 2009 have provided significant capital resources to the Company through the current date. As stated above, we expect to access the capital markets in the near term to fund continuing exploration and development at the OJVG gold project.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements, with the exception of its commitment as co-lessor of its office premises in Vancouver as set out in Note 12 to the May 31, 2010 interim financial statements. Pursuant to informal agreements with companies which share the office premises, Oromin expects to pay approximately 60 per cent of the annual amounts set out in that note.

Related Party Transactions

During the three months ended May 31, 2010, the Company incurred professional fees of $116,060 with directors or companies controlled by directors. These payments were comprised of $33,810 accrued or paid to a a company controlled by a director of the Company for geological consulting services and $82,250 for legal services accrued or paid to a law practice controlled by a director and officer of the Company. These payments principally reflect intensive efforts on the OJVG feasibility study and preparations for establishing the operating company in Sénégal. The Company also paid salaries and benefits of $77,190 to its Chief Executive Officer and to one other director for salaried management services.

As at May 31, 2010, accounts payable and accrued liabilities include $176,676 due to related parties, which has been paid out in the first 45 days of the subsequent fiscal quarter.

These transactions have been measured at the exchange amount which is the amount of consideration established and agreed to by the Company and the related parties, in accordance with criteria set out by Canadian accounting authorities.

Critical Accounting Estimates

Mineral Properties

All costs related to the acquisition, exploration and development of mineral properties are capitalised by property. If economically recoverable reserves are developed, capitalised costs of the related property are reclassified as production assets and amortised using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realisable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. We believe this basis of accounting will remain substantially similar upon the transition to International Financial Reporting Standards (“IFRS”) discussed further below.

Oromin Explorations Ltd.
Three months Ended May 31, 2010
Management Discussion and Analysis
Page 4 of 6

Stock-based Compensation

The Company uses the fair value method whereby the Company recognizes compensation costs over the vesting period for the granting of all stock options and direct awards of stock. Fair value is estimated using the Black-Scholes option pricing model. Consideration paid by option holders to purchase shares is credited to capital stock. We believe this basis of accounting will remain substantially similar upon the transition to IFRS.

Foreign Currency Translation

The Company’s subsidiaries are integrated foreign operations and are translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at rates approximating those in effect at the time of the transaction. Translation gains and losses are reflected in the income or loss for the period. We are currently assessing the likely impact of the conversion to IFRS on these accounting practices.

Adoption of new accounting standards

The Company is not subject to any new accounting standards mandated by generally accepted accounting principles in Canada for its new 2010-2011 fiscal year.

Financial Instruments

Oromin’s financial instruments consist of cash, receivables, investments, contractor deposits, restricted cash, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest or credit risks arising from these financial instruments. Because of generally short maturities, the fair values of these financial instruments are approximately equal to their carrying values, unless otherwise noted. The Company does not use derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations, nor is it a party to any other hedging relationships. We are exposed to the market risk inherent in our holdings of shares of Lund; each one cent increase or decrease in the fair value of Lund shares creates a $11,979 credit or charge to comprehensive income or loss for the period.

We also from time to time maintain holdings in bank balances, in amounts due to or from OJVG, and in accounts payable which are denominated in U.S. dollars, Argentine pesos or in CFA francs, the currency of Sénégal, a currency which is pegged to the Euro. As a consequence, we are exposed to foreign exchange effects, both realized and unrealized, arising from fluctuations in those currencies. During the fiscal period ended May 31, 2010 foreign exchange rates against the Canadian dollar experienced significant fluctuations and volatility. It is our expectation that this level of fluctuation and volatility is likely to continue during the current fiscal year under way, and that we shall continue to experience significant foreign exchange effects in our statement of operations.

International Financial Reporting Standards (“IFRS”)

In February 2008 the Canadian Accounting Standards Board ("AcSB") confirmed the date for publicly-listed companies to use IFRS replacing Canadian GAAP for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Company will be required to adopt IFRS for its fiscal year commencing March 1, 2011, and the transition plan will require in 2011 the restatement for comparative purposes onto the IFRS basis of amounts and disclosures reported by the Company for its prior fiscal years, those ended February 28, 2011 and 2010. The Company has commenced the development of an IFRS implementation plan to prepare for this transition, and is currently in the process of analyzing the key areas where changes to current accounting policies may be required.

Oromin Explorations Ltd.
Three months Ended May 31, 2010
Management Discussion and Analysis
Page 5 of 6

While an analysis will be required for all current accounting policies, the initial key areas of assessment will include:

• Exploration and development expenditures;
• Property, plant and equipment (measurement and valuation);
• Provisions, including asset retirement obligations;
• Stock-based compensation;
• Accounting for joint ventures;
• Functional currencies;
• Accounting for income taxes; and
• First-time adoption of International Financial Reporting Standards (IFRS 1).

As the analysis of each of the key areas progresses, other elements of the Company’s IFRS implementation plan will also be addressed, including the implication of changes to accounting policies and processes; financial statement note disclosures; information technology; internal controls; contractual arrangements; and employee training. The following table summarizes the expected timing of activities related to our transition to IFRS.

Initial analysis of key areas for which changes to accounting policies may be required.	In progress now
Detailed analysis of all relevant IFRS requirements and identification of areas requiring accounting policy changes or those with accounting policy alternatives.	By August 31, 2010
Assessment of first-time adoption (IFRS 1) requirements and alternatives.	By August 31, 2010
Final determination of changes to accounting policies and choices to be made with respect to first-time adoption alternatives.	By November 30, 2010
Resolution of the accounting policy change implications on information technology, internal controls and contractual agreements.	By November 30, 2010
Management and employee education and training.	Throughout the transition process
Quantification of the Financial Statements impact of changes in accounting olicies.	By November 30, 2010

The target dates set out in the table above are unchanged from the dates set out in our MD&A for the previous quarter.

Risk Factors

The Company provides extensive disclosures about the risk factors it faces in its Annual Information Form (“AIF”) prepared and filed in respect of our fiscal year ended February 28, 2010. We recommend that readers of our financial and other disclosures take note of the risk factors set out in that AIF.

Other MD&A Requirements

Disclosure of Outstanding Share Data

Common shares

The authorized share capital of the Company is an unlimited number of common shares of which 102,909,885 were outstanding at May 31, 2010 as set out in Note 6 to the interim financial statements. As at the date of this report, an additional 84,000 shares have been issued on the exercise of stock options for cash proceeds of $29,400.

Incentive stock options

As at May 31, 2010 and the date of this report the Company had 2,084,000 incentive stock options outstanding and exercisable, as set out in Note 8 to the interim financial statements.

All these options are exercisable with the exception of 150,000 options exercisable at $0.65 which vest as to 37,500 shares on each of June 30, September 30 and December 31, 2010 and March 31, 2011.

Oromin Explorations Ltd.
Three months Ended May 31, 2010
Management Discussion and Analysis
Page 6 of 6

Share purchase warrants

As at May 31, 2010 and to the date of this report, the Company had warrants outstanding for the acquisition of up to 487,071 common shares at the price of $0.85 for a two year term ending December 2, 2011.

Disclosure Controls and Procedures (DCP) and Internal Control over Financial Reporting (ICFR)

The Company maintains DCP and ICFR to meet its obligations pursuant to National Instrument 52-109 of the Canadian Securities Administrators. We have designed DCP and ICFR according to the internal control framework widely know as the “COSO Framework”.

There are no material changes in our ICFR that occurred during the period beginning March 1, 2010 and ended on the date of this report.

Vancouver, British Columbia	July 9, 2010

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and the scope and timing of exploration programs, and (ii) estimates of stock compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, other than as required by regulatory policies. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks. We recommend that readers not place undue reliance on forward-looking statements.

Form 52-109F2
Certification of interim filings - full certificate

I, Chet Idziszek, Chief Executive Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

	(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

		(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2010 and ended on May 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: July 14, 2010

“Chet Idziszek”
Chet Idziszek
Chief Executive Officer

2

 Form 52-109F2
Certification of interim filings - full certificate

I, Ian Brown, Chief Financial Officer of Oromin Explorations Ltd., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Oromin Explorations Ltd. (the “issuer”) for the interim period ended May 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

	(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

		(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is that circulated by COSO, the Council of Sponsoring Organizations, in the small and medium-size enterprise version.

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on March 1, 2010 and ended on May 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: July 14, 2010.

“Ian Brown”
Ian Brown
Chief Financial Officer

2